UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SANDALWOOD VENTURES, LTD.
(Exact name of registrant as specified in its charter)

Nevada	000-54507	68-0679096
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Riverside House, Riverside Drive
Aberdeen, United Kingdom AB11 7LH
 (Address of principal executive offices)

Registrant’s telephone number, including area code:  +44-122-422-4328

Approximate Date of Mailing:  April 23, 2012

SANDALWOOD VENTURES, LTD.
Riverside House, Riverside Drive
Aberdeen, United Kingdom AB11 7LH
+44-122-422-4328

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION
OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed to holders of record of shares of the common stock, $0.001 par value per share (the “Common Stock”), of Sandalwood Ventures, Ltd. (the “Company”, ”we” or “us”) on or about April 23, 2012, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.  This Information Statement relates to an anticipated change in the composition of our Board of Directors that is expected to occur in connection with the proposed transactions contemplated by that certain Stock Purchase Agreement dated on or around April 23, 2012, by and between Edwin Slater, the Company’s sole officer and Director and majority shareholder and Luciana D’Alessandris, Jim Vogiatzis, Michael Zitser and Sergey Kartsev (collectively, the “Purchasers” and the “Stock Purchase Agreement”).

Pursuant to the Stock Purchase Agreement, each of the Purchasers agreed to purchase 1/4th of the total shares of Common Stock held by Mr. Slater (280,000,000 shares of Common Stock each or 1,120,000,000 shares of Common Stock in total) for $5,000, or $20,000 in aggregate.  The closing the Stock Purchase Agreement is anticipated to occur following the satisfaction of certain closing conditions as set forth in the Stock Purchase Agreement. Mr. Slater currently holds 93.7% of our outstanding voting securities and each Purchaser will acquire rights to 23.4% of our voting securities (notwithstanding the issuance of the newly designated Series A Preferred Stock, as described below) upon the closing of the Stock Purchase Agreement.

Immediately upon the closing of the Stock Purchase Agreement (the “Closing”), Mr. Slater, as the Company’s sole Director has agreed to appoint Ronald Kopman; Maurizio Cochi and Barry Wohl as Directors of the Company and then promptly resign as a Director of the Company (the “Change in Directors”).  Additionally, the new Board of Directors, Mr. Kopman, Mr. Cochi and Mr. Wohl have agreed to appoint Mr. Kopman as the President and Chief Financial Officer of the Company and Mr. Cochi as the Secretary and Treasurer of the Company.  A change in control of the Company will be deemed to have occurred in connection with the Closing and the change in officers and Directors of the Company as described above.

On or around April 9, 2012, Mr. Slater, as the sole Director of the Company approved the filing of a Certificate of Designation of a series of 1,000 shares of Series A Preferred Stock of the Company, which designation was subsequently filed with the Secretary of State of Nevada on April 13, 2012 (the “Series A Preferred Stock”).  The holders of the Series A Preferred Stock, voting separately as a class are entitled to vote in aggregate, on all shareholder matters, 51% of the total vote on such shareholder matters, no matter how many shares of Common Stock or other voting stock of the Company are issued or outstanding in the future (the “Super Majority Voting Rights”).  Additionally, the Company is prohibited from adopting any amendments to the Company’s Bylaws, Articles of Incorporation, as amended, making any changes to the Certificate of Designation establishing the Series A Preferred Stock, or effecting any reclassification of the Series A Preferred Stock, without the affirmative vote of at least 66-2/3% of the outstanding shares of Series A Preferred Stock. However, the Company may, by any means authorized by law and without any vote of the holders of shares of Series A Preferred Stock, make technical, corrective, administrative or similar changes to such Certificate of Designation that do not, individually or in the aggregate, adversely affect the rights or preferences of the holders of shares of Series A Preferred Stock.

Following the Closing, the new Board of Directors of the Company have agreed to issue all 1,000 designated shares of the Company’s Series A Preferred Stock to Talon International Corp. in consideration for consulting services related to mergers and acquisitions.  Upon such issuance, Talon International Corp. will become the majority shareholder of the Company and a change in control of the Company will be deemed to have occurred as a result of the Super Majority Voting Rights attributable to such Series A Preferred Stock.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our Directors occurs otherwise than at a meeting of our stockholders. Accordingly, the Closing and the anticipated change in a majority of our Directors concurrent with or shortly after the Closing will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement is being mailed on or about April 23, 2012 to all holders of record on April 20, 2012.

Please read this Information Statement carefully. It describes the terms of the Stock Purchase Agreement and the planned Change in Directors and issuance of Series A Preferred Stock, and contains biographical and other information concerning our executive officers and Directors after the Closing.

The description of the Stock Purchase Agreement and Series A Preferred Stock described above are qualified in all respects by the actual terms and conditions of the Stock Purchase Agreement and Series A Preferred Stock designation, respectively, as filed as Exhibits to the Company’s Current Report on Form 8-K, filed with the Commission on April 20, 2012 and incorporated herein by reference.

Voting Securities

There are currently issued and outstanding 1,195,819,800 shares of our Common Stock.  Each common shareholder is entitled to one vote per share of Common Stock held on all matters to be voted on.  The Company has no other securities outstanding, but currently contemplates issuing Series A Preferred Stock concurrently with or shortly following the Closing.

We recently designated 1,000 shares of Series A Preferred Stock (as described above) with Super Majority Voting Rights, which are anticipated to be issued to Talon International Corp. as described above.

The intended change of Directors in connection with the Stock Purchase Agreement and the Closing is not subject to a stockholder vote.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Closing of the Stock Purchase:

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of April 20, 2012 by (i) each person who owns beneficially more than five percent (5%) of the outstanding shares of Common Stock based on 1,195,819,800 shares of Common Stock issued and outstanding as of April 20, 2012, (ii) each of our Directors, (iii) each named executive officer and (iv) all Directors and officers as a group. Except as otherwise indicated, all shares are owned directly.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage Beneficially Owned
Edwin Slater Riverside House, Riverside Drive Aberdeen, United Kingdom AB11 7LH	1,120,000,000	93.7%
All Officers and Directors as a Group (1 individual)	1,120,000,000	93.7%

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date.

Subsequent to the Closing of the Stock Purchase:

Upon the Closing of the Stock Purchase Agreement, Mr. Slater will sell 1/4th of the shares of Common Stock held by him, i.e., 280,000,000 shares of our Common Stock to each of the Purchasers.  Additionally, Talon International Corp. will be issued 1,000 shares of our newly designated Series A Preferred Stock, which have Super Majority Voting Rights (as described above) upon consummation of the Closing or shortly thereafter, as described above.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Common Stock Voting Percentage Beneficially Owned	Voting Shares The Series A Preferred Stock Are Able to Vote	Total Voting Shares	Total Voting Percentage Beneficially Owned (1)
Executive Officers and Directors
Ronald Kopman	-	-	-	-	-
Maurizio Cochi	-	-	-	-	-
Barry Wohl	-	-	-	-	-
				-
All officers and Directors as a group (3 persons)	-	-	-	-	-

5% Shareholders
Luciana D’Alessandris 241 Castlehill Rd. Maple, Ontario, Canada L6A 1V8	280,000,000	23.4%	-	280,000,000	11.5%
Jim Vogiatzis 745 New Westminster Dr., Suite 801 Thornhill, Ontario Canada L4J 8J9	280,000,000	23.4%	-	280,000,000	11.5%
Michael Zitser 37 Birch Ave. Richmond Hill, Ontario Canada L4C 6C4	280,000,000	23.4%	-	280,000,000	11.5%
Sergey Kartsev 97 Benjamin Hood Crescent Thornhill, Ontario Canada L4K 5M6	280,000,000	23.4%	-	280,000,000	11.5%
Talon International Corp.(3) World Trade Centre 10 Route de l'aeroport PO Box 691 Geneva Switzerland CH1215 GENEVA 15	-	-	1,244,628,771(2)	1,244,628,771(2)	51.0%

(1)           Based on 2,440,448,571 total voting shares outstanding as of April 20, 2012, which includes 1,195,819,800 shares of Common Stock and 1,244,628,771 shares which the Company’s Series A Preferred Stock, voting separately as a class, will be able to vote (see footnote 2).

(2)           The holders of the Series A Preferred Stock, voting together as a separate class will have the right (upon the issuance of such Series A Preferred Stock, which issuance is contemplated as described above) to vote 51% of the voting shares on all shareholder matters, which 51% voting right totaled 1,255,628,771 voting shares as of April 20, 2012, based on 1,195,819,800 shares of Common Stock issued and outstanding as of that date.

(3) Kent Edwards is the Director of Talon International Corp. and is the beneficial owner of such shares.

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date.

CHANGE OF CONTROL

Other than as described in this Information Statement, management of the Company is not aware of any arrangements which may result in a change in control of the Company after the consummation of the Stock Purchase Agreement and the issuance of the Series A Preferred Stock.

We anticipate that the shares of our Common Stock sold by Mr. Slater pursuant to the Stock Purchase Agreement will be transferred in reliance on exemptions from registration pursuant to Section 4(2) and/or Regulation S of the Securities Act of 1933, as amended (the “Securities Act”).

We anticipate that the Series A Preferred Stock which is contemplated to be issued by the Company as described above will be issued in reliance on an exemption from registration pursuant to Section 4(2) and/or Regulation S of the Securities Act.

As described above, pursuant to the Stock Purchase Agreement and upon the Closing, Mr. Slater as our sole Director will appoint Ronald Kopman; Maurizio Cochi and Barry Wohl as Directors of the Company and then promptly resign as a Director of the Company.  Because of the change in composition of our Board of Directors, the transfer of the shares of Common Stock contemplated by the Stock Purchase Agreement and the issuance of the Series A Preferred Stock, as contemplated above, there will be a change of control of the Company upon the Closing of the Stock Purchase Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and Directors and our proposed executive officers and Directors after completing the transactions contemplated in connection with the Stock Purchase Agreement, as described above.

Current Executive Officer and Director

The following table sets forth certain information regarding our current Officer and Director:

NAME	AGE	POSITION

Edwin Slater	38	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director

Edwin Slater

Mr. Slater has served as our Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and sole Director since our inception in April 2007. Since October 2009, Mr. Slater has performed services as an independent oil consultant, focusing on working with start-up exploration companies in and around the United Kingdom. Through such activities, he plans to assemble staff and crew for exploration companies mainly in the oil sector, including planning and organizing support crews that service drilling camps. From January 2007 to October 2009, Mr. Slater was employed by Chevron Offshore. While employed by Chevron Offshore, Mr. Slater was responsible for the maintenance of the flow of oil and gas from Chevron Offshore’s offshore installation to its land refinery, which included serving as a liaison with oil rig bosses, providing flow reports, mechanical reports, and safety updates. Mr. Slater also worked with a team responsible for on-site safety and helped head up local safety initiatives. From January 2001 to January 2007, Mr. Slater served as a Control Room Operator with Chevron Offshore in the United Kingdom.   From January 2000 to January 2001, Mr. Slater was employed as a Shop Floor Manager with MacLeman Butcher in Scotland.  From January 1990 to January 2000, Mr. Slater was employed as the Master Butcher with MacLeman Butcher.

The term of office of our Director(s) expire at the Company's annual meeting of stockholders or until their successor(s) are duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the Board of Directors.

Executive Officers and Directors Following the Closing of the Stock Purchase Agreement

Upon consummation of the Stock Purchase Agreement, the following individuals will be appointed as members of our Board of Directors (the “Nominee Directors”) and executive officers of the Company, as applicable:

NAME	AGE	POSITION
Ronald Kopman	69	President, Chief Financial Officer and Director

Maurizio Cochi	57	Treasurer, Secretary and Director

Barry Wohl	59	Director

Ronald Kopman

It is contemplated that Mr. Kopman will be appointed as the President and Director of the Company concurrent with or shortly after the Closing of the Stock Purchase Agreement.  Mr. Kopman has served as the Partner, General Manager and Sales Manager of Fastenersavings.com since 2006, which company is engaged in the resale of various industrial fasteners and components.  From 1998 to 2005, Mr. Kopman was self-employed as a consultant working for various companies engaged in the manufacturing and importing of industrial supplies and components.  From 1994 to 1997, Mr. Kopman was employed as the Secretary, Treasurer and Sales Manager of Omega Electric Company, Inc. From 1982 to 1994, Mr. Kopman served as a Real Estate Agent with ReMax Revenue Properties.  From 1968 to 1982, Mr. Kopman served as President and Chief Executive Officer of Fastener World Ltd.

Maurizio Cochi

It is contemplated that Mr. Cochi will be appointed as the Treasurer, Secretary and Director of the Company concurrent with or shortly after the Closing of the Stock Purchase Agreement.  Mr. Cochi has served as the owner and Manager of One Stop Auto Centre, an Auto Parts and Product Wholesale Distributor since 1978.  Mr. Cochi graduated with honors from Western Technical Commercial School in Toronto, Ontario in 1973.  Mr. Cochi a former Director of the Automotive Aftermarket Retailers of Ontario (AARO) and a former Board member of the Learning Enrichment Foundation (LEF).  Mr. Cochi was also an owner of and driver of a Canadian Association for Stock Car Auto Racing (CASCAR) racecar from 1990 to 2002 and an owner and Manager of a CASCAR racing team from 2002 to 2010.

Barry Wohl

It is contemplated that Mr. Wohl will be appointed as the Director of the Company concurrent with or shortly after the Closing of the Stock Purchase Agreement.  Mr. Wohl has served as the President of Wohl HR Consulting and Search – Executive Recruiting, since October 2010.  From March 2009 to May 2010, Mr. Wohl served as Vice President of Human Resources for Vector Aerospace, an independent provider of aviation repair and overhaul services.  From April 1996 to January 2009, Mr. Wohl served as Vice President of Human Resources and as a Director of Messier-Dowty, Inc., a designer and manufacturer of aerospace landing gear systems. Mr. Wohl received a Bachelor’s Degree in Mathematics from McMaster University in 1974.  Mr. Wohl has also completed the Cambridge Executive Leadership Program.

Certain Relationships and Related Transactions

In April 2007, we sold an aggregate of 1,120,000,000 shares of our Common Stock to Edwin Slater, our current Chief Executive Officer and Director in consideration for $40,000, or $0.000357 per share.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), Director(s) and significant stockholders.  We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional Directors, so that such transactions will be subject to the review, approval or ratification of our Board of Directors, or an appropriate committee thereof.   On a moving forward basis, our Director(s) will continue to approve any related party transaction.

Corporate Governance

The Company promotes accountability for adherence to honest and ethical conduct; endeavors to provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company; and strives to be compliant with applicable governmental laws, rules and regulations. The Company has not formally adopted a written code of business conduct and ethics that governs the Company’s employees, officers and Directors as the Company is not required to do so.

In lieu of an Audit Committee, the Company’s Board of Directors, is responsible for reviewing and making recommendations concerning the selection of outside auditors, reviewing the scope, results and effectiveness of the annual audit of the Company's financial statements and other services provided by the Company’s independent public accountants. The Board of Directors reviews the Company's internal accounting controls, practices and policies.

Committees of the Board

Our Company currently does not have nominating, compensation, or audit committees or committees performing similar functions nor does our Company have a written nominating, compensation or audit committee charter. Our sole Director believes that it is not necessary to have such committees, at this time, because the functions of such committees can be adequately performed by the Director(s).

Audit Committee Financial Expert

Our board of Directors has determined that we do not have a board member that qualifies as an "audit committee financial expert" as defined in Item 407(D)(5) of Regulation S-K, nor do we have a Board member that qualifies as "independent" as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the FINRA Rules.

We believe that our Director(s) are capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. The Director(s) of our Company does not believe that it is necessary to have an audit committee because management believes that the functions of an audit committee can be adequately performed by the Board of Directors. In addition, we believe that retaining an independent Director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the stage of our development and the fact that we have not generated any positive cash flows from operations to date.

Involvement in Certain Legal Proceedings

Our Director, the Nominee Directors and our executive officer(s) have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Independence of Directors

We are not required to have independent members of our Board of Directors, and do not anticipate having independent Directors until such time as we are required to do so.

Board Meetings and Annual Meeting

During the fiscal year ended June 30, 2011, our Board of Directors did not meet or hold any formal meetings.  We did not hold an annual meeting in 2011.  In the absence of formal board meetings, the Board conducted all of its business and approved all corporate actions during the fiscal year ended June 30, 2011 by the unanimous written consent of its Board of Directors.

Code of Ethics

We have not adopted a formal Code of Ethics. The Board of Directors evaluated the business of the Company and the number of employees and determined that since the business is operated by a small number of persons, general rules of fiduciary duty and federal and state criminal, business conduct and securities laws are adequate ethical guidelines.   In the event our operations, employees and/or Directors expand in the future, we may take actions to adopt a formal Code of Ethics.

Shareholder Proposals

Our Company does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for Directors. The Board of Directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. Our Company does not currently have any specific or minimum criteria for the election of nominees to the Board of Directors and we do not have any specific process or procedure for evaluating such nominees. The Board of Directors will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our President, at the address appearing on the first page of this Information Statement.

Section 16 (a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our Directors, executive officers and persons who own more than 10% of a class of our equity securities which are registered under the Exchange Act, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes of ownership of such registered securities. Such executive officers, Directors and greater than 10% beneficial owners are required by Commission regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

To our knowledge, based solely on a review of the copies of such reports furnished to us, as of the filing of this Information Statement Edwin Slater is the sole individual or entity currently subject to Section 16(a) filing requirements.  Mr. Slater inadvertently failed to timely file his Form 3 reporting his initial ownership of our Common Stock, which Form 3 was subsequently filed on October 5, 2011.  Upon consummation of the Stock Purchase Agreement and upon issuance of the Series A Preferred Stock as discussed above, the Director Nominees, the Purchasers and the holder of the Series A Preferred Stock will all become subject to Section 16(a) reporting reporting requirements.

EXECUTIVE COMPENSATION

The Company has not paid any cash compensation to any person since inception and will not pay any compensation until after consummation of the Stock Purchase Agreement, at which time compensation shall be in the discretion of the then current management. Current management expects to devote only such time to the affairs of the Company as required to affect the Company’s business plan. The Company has not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its employees.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

SANDALWOOD VENTURES, LTD.

Dated: April 20, 2012

	By:	/s/ Edwin Slater
Edwin Slater Chief Executive Officer